[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]


                                September 9, 2005



Ms. Jennifer G. Williams
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re: J. P. Morgan Chase Commercial Mortgage Securities Corp. Post-Effective Amendment No. 3 to Registration Statement on Form S-3, Filed on September 9, 2005 (File No. 333-126661)
            ----------------------------------------------------------------

Dear Ms. Williams:

            As you know, we are acting as special counsel to J. P. Morgan Chase Commercial Mortgage Securities Corp., the registrant (the "Registrant"), under the above-referenced registration statement (the "Registration Statement"). We have reviewed your letter dated September 8, 2005 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Post-Effective Amendment No. 2 to the Registration Statement (File No. 333-126661). We have reviewed the Staff's comments contained in the Comment Letter with various officers and employees of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are filing today by EDGAR the Post-Effective Amendment No. 3 to the Registration Statement (the "Post-Effective Amendment No. 3"), which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the form of the base prospectus (the "Base Prospectus") or the form of the prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

            We and the Registrant thank you for your prompt review and comment on the Post-Effective Amendment No. 2.

            With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

Ms. Jennifer G. Williams                                       September 9, 2005



            1. The Registrant notes the Staff's comment and has included in Post-Effective Amendment No. 3 the table originally set forth on the cover page of the Registration Statement showing the amount of securities registered and the calculation of the registration fee and related footnotes, with the addition of a new footnote relating to the offer and sale of securities as part of remarketing transactions.

            2. The Registrant notes the Staff's comment and confirms that when a remarketing agent is appointed, the Registrant will disclose in the summary of the terms of the prospectus supplement whether the remarketing agent is affiliated with any of the other transaction parties. The Prospectus Supplement has been revised to include language to this effect.

            3. In response to the Staff's comment, the Prospectus Supplement has been revised to include a cross-reference to the section of the Base Prospectus entitled "Description of the Certificates--Additional Information Regarding Reset Rate Certificates--Tender of Reset Rate Certificates; Remarketing Procedures" that describes the automatic tender.

            4. The Registrant notes the Staff's comment and has revised the priorities of payment and loss allocations diagram in the Prospectus Supplement to reflect payments to and from the swap counterparty under a swap agreement for the Class A-3R certificates.

            The Registrant would very much appreciate the Staff's prompt attention to this letter in light of the currently contemplated offering including reset rate certificates. We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6825.

                                    Very truly yours,

                                    /s/  Michael S. Gambro

                                    Michael S. Gambro

cc:  Ms. Rolaine Bancroft
     Bianca Russo, Esq.
     Shivali Puri, Esq.


Enclosures: